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Bresnan Communications
709 Westchester Avenue
White Plains, New York 10604-3023
(914) 993-6600
(914) 993-6601 fax

                                                                  BRESNAN

                                  June 4, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Bresnan Communications Company Holding, L.P.
     BCC Holding Capital Corporation
     Form S-1 -- File No. 333-4207

     Bresnan Communications Company Limited Partnership
     Bresnan Capital Corporation
     Form S-1 -- File No. 333-4205

Dear Sir or Madam:

          On behalf of Bresnan Communications Company Holding, L.P. ("BCC"), BCC Holding Capital Corporation ("BCC Holding"), Bresnan Communications
Company Limited Partnership ("BCCLP") and Bresnan Capital Corporation ("BCC Capital"), I hereby request that the Form S-1 Registration Statement of BCC and BCC Holding (File No. 333-4207), including Amendment No. 1 thereto and all exhibits and schedules thereto and the application for confidential treatment made in connection therewith pursuant to Rule 406 (collectively, the "BCC Form S-1") and the Form S-1 Registration Statement of BCCLP and BCC Capital (File
No. 333-4205), including all exhibits and schedules thereto and the application for confidential treatment made in connection therewith pursuant to Rule 406 (collectively, the "BCCLP Form S-1") be withdrawn.

          Each of the BCC Form S-1 and the BCCLP Form S-1 is being withdrawn as a result of BCCLP's and BCC's decision not to issue public debt at this time. No securities have been issued or sold under either of the BCC Form S-1 or the BCCLP Form S-1.

          Please do not hesitate to contact the undersigned at (914) 993-6600 if you have any questions with respect to this request.

                               Sincerely,

                               /s/ William J. Bresnan
                               ----------------------
                               William J. Bresnan